UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Original filing)*

NANOSPHERE INC

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

63009F105

(CUSIP Number)

AUGUST 5, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63009F105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). New Emerging Medical Opportunities Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization : Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,297,457

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 63009F105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Sectoral Asset Management Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization : Swiss

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,297,457

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 2,297,457

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,297,457

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions) CO, IA

CUSIP No. 63009F105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jérôme G. Pfund

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization : Swiss

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,297,457

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 2,297,457

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,297,457

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 63009F105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Michael L. Sjöström

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization : Swiss

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,297,457

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 2,297,457

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,297,457

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 63009F105

Item 1.
	(a)	Name of Issuer: Nanosphere Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 4088 Commercial Avenue, Northbrook, IL 60062, USA

Item 2.
	(a)	Name of Person(s) Filing: New Emerging Medical Opportunities Fund LP Sectoral Asset Management Inc. Jérôme G. Pfund Michael L. Sjöström
	(b)	Address of Principal Business Office or, if none, Residence: The principal business address of each person filing is: 2120-1000 Sherbrooke St. West Montreal PQ H3A 3G4 Canada
(c)

Citizenship:
New Emerging Medical Opportunities Fund LP is a Cayman Islands exempt LP Sectoral Asset Management Inc. is a Canadian corporation

Jérôme G. Pfund is a Swiss citizen

Michael L. Sjöström is a Swiss citizen

	(d)	Title of Class of Securities: Common Stock
	(e)	CUSIP Number: 63009F105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

CUSIP No. 63009F105

Item 4.	Ownership.

Sectoral Asset Management Inc, in its capacity as an investment adviser, has the sole right to dispose of or vote the number of shares of common stock of the Issuer set forth in this filing.  Jérôme G. Pfund and Michael L. Sjöström, together, hold majority of shares of Sectoral Asset Management Inc.  Sectoral Asset Management, Inc. and Messrs. Pfund and Sjöström disclaim beneficial ownership of the Issuer’s common stock held by Sectoral Asset Management Inc. New Emerging Medical Opportunities Fund LP is an investment fund organized as a Cayman Island exempt LP to which Sectoral Asset Management Inc, serves as investment manager.

(a)

Amount beneficially owned:

New Emerging Medical Opportunities Fund LP:  2,297,457 shares

Sectoral Asset Management Inc.:  2,297,457 shares

Jérôme G. Pfund:  2,297,457 shares

Michael L. Sjöström:  2,297,457 shares

(b) Percent of class: New Emerging Medical Opportunities Fund LP: 5.2% Sectoral Asset Management Inc.: 5.2% Jérôme G. Pfund: 5.2% Michael L. Sjöström: 5.2%
(c) Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote:

New Emerging Medical Opportunities Fund LP:  -0- shares

Sectoral Asset Management Inc.:  2,297,457 shares

Jérôme G. Pfund: 2,297,457 shares

Michael L. Sjöström:  2,297,457 shares

(ii)

Shared power to vote or to direct the vote:

New Emerging Medical Opportunities Fund LP: -0- shares

Sectoral Asset Management Inc.:  -0- shares

Jérôme G. Pfund: -0- shares

Michael L. Sjöström:  -0- shares

(iii)

Sole power to dispose or to direct the disposition of:

New Emerging Medical Opportunities Fund LP: -0- shares

Sectoral Asset Management Inc.:  2,297,457 shares

Jérôme G. Pfund: 2,297,457 shares

Michael L. Sjöström:  2,297,457 shares

(iv) Shared power to dispose or to direct the disposition of: Not applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Various persons, as investment advisory clients of Sectoral Asset Management, Inc.,  have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer.  New Emerging Medical Opportunities Fund LP is a Cayman Island exempt LP. Sectoral Asset Management Inc, in its capacity as an investment manager, has the sole right to dispose of or vote the number of shares of common stock of the Issuer set forth in this filing. New Emerging Medical Opportunities Fund LP beneficially owns 5.2% of the common stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 63009F105

Item 10.	Certification.

By signing below the undersigned each certifies that, to the best knowledge and belief of the undersigned, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2011	NEW EMERGING MEDICAL OPPORTUNITES FUND LP

/s/Michael L. Sjöström
By: Michael L. Sjöström
Its: CIO of Sectoral Asset Management
Inc. & Investment Manager of New Emerging Medical Opportunities Fund LP

Dated: August 15, 2011	SECTORAL ASSET MANAGEMENT INC.

/s/Michael L. Sjöström
By: Michael L. Sjöström
Its: CIO

Dated: August 15, 2011	/s/Jérôme G. Pfund
Jérôme G. Pfund

Dated: August 15, 2011	/s/Michael L. Sjöström
Michael L. Sjöström

CUSIP No. 63009F105

Exhibit A

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of common stock of  Nanosphere Inc., and that the Schedule 13G to which this Agreement is appended as Exhibit A is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 15th day of August 2011.

NEW EMERGING MEDICAL OPPORTUNITES FUND LP

/s/Michael L. Sjöström
By: Michael L. Sjöström
Its: CIO of Sectoral Asset Management
Inc. & Investment Manager of New Emerging Medical Opportunities Fund LP

SECTORAL ASSET MANAGEMENT INC.

/s/Michael L. Sjöström
By: Michael L. Sjöström
Its: CIO

Dated: August 15, 2011	/s/Jérôme G. Pfund
Jérôme G. Pfund

Dated: August 15, 2011	/s/Michael L. Sjöström
Michael L. Sjöström